Exhibit 99.2

Lundbeck to acquire Chelsea Therapeutics

Valby, Denmark and Charlotte, North Carolina, USA, May 8, 2014 - H. Lundbeck A/S (Lundbeck) and Chelsea Therapeutics International, Ltd. (Chelsea) (NASDAQ: CHTP) today announced that the companies have entered into a definitive agreement under which Lundbeck will commence a tender offer to acquire Chelsea.

To view a press release about this announcement, visit the “Latest Releases” section of www.lundbeck.com.

IMPORTANT INFORMATION

The tender offer described in this material has not yet commenced.  This material is for informational purposes only, and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Chelsea’s common stock.  At the time any such tender offer is commenced, H. Lundbeck A/S will cause a new wholly-owned subsidiary, Chelsea Acquisition Corp., to file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, with the United States Securities and Exchange Commission (the “SEC”).  Chelsea’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Chelsea’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of Chelsea will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov, or by directing a request to H. Lundbeck A/S, Attention: Investor Relations, Ottiliavej 9, DK-2500 Valby, Copenhagen, Denmark or to the Information Agent for the tender offer which will be named in the Tender Offer Statement. Copies of Chelsea's filings with the SEC may also be obtained free of charge at the "Investors" section of Chelsea's website at www.chelseatherapeutics.com.